SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated September 28, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

CGI CONTINUES TO BOLSTER ITS PRESENCE IN WESTERN CANADA PUBLIC SECTOR

3 contracts with municipal and provincial governments totalling more than $20 million

Montreal, September 28, 2006 – CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB), a major supplier of information technology services to the public sector and one of the largest independent information technology (IT) and business process services firms in the world, announced today three contract signings in Western Canada totalling more than $20 million. The contracts, covering both municipal and provincial jurisdictions have been signed with the following entities:

•	City of Calgary - an enterprise service desk for a three year contract with an option for two additional two year agreements
•	British Columbia Ministry of Health - a five-year contract to provide application and server management services
•	Alberta Ministry of Health and Wellness - a four year contract to provide Business Intelligence Environment (BIE) services

“These three contracts show the diversity of CGI’s end-to-end offerings for the public sector,” said Bill Clark, Senior Vice President of CGI for Western Canada. “We are very proud of our long-term partnership with Alberta Health and Wellness and welcome two new outsourcing clients - the City of Calgary and BC Health - to the fold.”

For the City of Calgary, CGI will be providing an enterprise service desk on a 24/7 basis supporting all IT related issues. The call center will handle all technology support calls from City staff starting on November 1, 2006.

Beginning on October 1, 2006, CGI will provide the British Columbia Ministry of Health with management of servers and support of selected computer applications including BC ambulance services, home and community care, population health and wellness and others.

The Business Intelligence Environment (BIE) services provided to the Alberta Ministry of Health and Wellness will allow the department to import data from many of its current applications to a central data repository and allow better analysis of the consumption of health care services.

“The Canadian public sector is an important area of growth for CGI and these three wins are very strategic for us,” added Bill Clark. “They reflect a trend towards business transformation in the Canadian public sector. For over thirty years, we have been a major provider to federal, state, provincial, local and municipal governments in the U.S., Canada, Europe and Australia and we are well positioned to help governments achieve their goals and better serve their citizens.”

With over 5,000 dedicated professionals and more than $1 billion in revenue from the public sector, CGI is one of the largest IT and business process services providers to government in Canada and the United States. The company serves the majority of federal and 75% of provincial and territorial governments in Canada. This deep expertise enables public sector clients to modernize and transform with services and solutions that improve the citizen experience, increase efficiency and improve accountability.

About CGI

Founded in 1976, CGI Group Inc. is one of the largest independent information technology (IT) and business process services firms in the world. CGI and its affiliated companies employ approximately 24,500 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the U.S., Europe and Asia Pacific as well as from centers of excellence in Canada and the U.S., Europe and India. CGI's annualized revenue run rate is currently $3.5 billion (US$3.1 billion) and at June 30, 2006, CGI's order backlog was $13.3 billion (US$11.9 billion). CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of the Ontario Securities Act, as amended. These statements and this information represent CGI Group Inc.’s (“CGI”) intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include and are not restricted to the timing and size of new contracts, acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (“MD&A”) in CGI’s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in CGI’s annual and quarterly MD&A and Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. Except to the extent required by law, CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise.  Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information:

Investors

Lorne Gorber

Vice-President

Global Communications and

Investor Relations

lorne.gorber@cgi.com

(514) 841-3355

Media:

Philippe Beauregard

Director, Public Affairs

philippe.beauregard@cgi.com

(514) 841-3218

Yvonne Gibson

Director, Corporate Communications

yvonne.gibson@cgi.com

(905) 695-6421

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.
(Registrant)

Date: September 28, 2006	By /s/ David Masse
Name: David Masse
Title: Assistant Corporate Secretary